UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

Loma Negra Reports 1Q23 results

Buenos Aires, May 5, 2023 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2023 (our “1Q23 Results”).

1Q23 Key Highlights

◾
Net sales revenues increased by 2.9% YoY to Ps. 40,590 million (US$ 197 million), mainly explained by the good top line performance of the Concrete and Aggregates segments that compensated the decrease of the Cement segment.

◾	Consolidated Adjusted EBITDA reached Ps. 10,636 million, decreasing 19.7% YoY in adjusted pesos, while in dollars it reached 63 million, with an increase of 5.8% YoY.
◾	The Consolidated Adjusted EBITDA margin stood at 26.2%, contracting 738 basis points YoY from 33.6%.
◾	Net Profit of Ps. 5,208 million, showing a reduction of 18.7% versus the same period of the previous year, mainly explained by the decrease in the operating result and a higher financial cost.
◾	During the quarter, the Company distributed a dividend payment of Ps. 3,500 million (US$ 19.5 million), Ps. 6.00 per outstanding share (Ps. 29.92 per ADR).
◾	The Company issued its Class 1 of domestic bonds in the total principal amount of Ps. 25.6 billion with maturity in August 2024.
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.46x compared with 0.37x in FY22.

The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the first quarter of 2023, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We started the year in a very good shape, with solid operating result and cash flow generation together with a very robust financial position.

Despite the challenging macro scenario and the economic disorders, the cement demand remains strong, posting a 3.1% growth in spite of the high base of comparison, and LOMA showed even higher growth figures.

During the quarter, we continued optimizing value for our shareholders, with a dividend payment of US$ 19.5 million. Moreover, we recently approved a second dividend payment, to be distributed in kind for the equivalent of Ps.22.2 billion. We also completed our first issuance of corporate bonds with high success and with great support from the market, which demonstrates the confidence that investors place in our company. This gave us the possibility of refinancing our short-term debt in Pesos and further strengthening our balance sheet.

For the remainder of the year, we are cautiously optimistic that we will continue to see healthy dynamics in our markets although at slower rates as we approach the presidential elections.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022	% Chg.
Net revenue	40,590	39,449	2.9%
Gross Profit	11,143	13,162	-15.3%
Gross Profit margin	27.5%	33.4%	-591 bps
Adjusted EBITDA	10,636	13,247	-19.7%
Adjusted EBITDA Mg.	26.2%	33.6%	-738 bps
Net Profit (Loss)	5,208	6,403	-18.7%
Net Profit (Loss) attributable to owners of the Company	5,272	6,473	-18.6%
EPS	9.0337	11.0456	-18.2%
Average outstanding shares (*)	584	586	-0.4%
Net Debt	22,858	(8,075)	n/a
Net Debt /LTM Adjusted EBITDA	0.46x	-0.15x	n/a
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended March 31,
	2023	2022	% Chg.
Net revenue	37,955	18,263	107.8%
Adjusted EBITDA	12,118	6,343	91.1%
Adjusted EBITDA Mg.	31.9%	34.7%	-280 bps
Net Profit (Loss)	6,921	6,043	14.5%
Net Debt	22,858	(8,075)	n/a
Net Debt /LTM Adjusted EBITDA	0.46x	-0.15x	n/a

In million US$	Three-months ended March 31,
	2023	2022	% Chg.
Ps./US$, av	192.45	106.59	80.5%
Ps./US$, eop	208.99	110.98	88.3%
Net revenue	197	171	15.1%
Adjusted EBITDA	63	60	5.8%
Adjusted EBITDA Mg.	31.9%	34.7%	-280 bps
Net Profit (Loss)	36	57	-36.6%
Net Debt	109	(73)	n/a
Net Debt /LTM Adjusted EBITDA	0.46x	-0.15x	n/a

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended March 31,
		2023	2022	% Chg.
Cement, masonry & lime	MM Tn	1.54	1.48	4.3%
Concrete	MM m3	0.15	0.12	26.2%
Railroad	MM Tn	0.97	1.05	-7.4%
Aggregates	MM Tn	0.36	0.24	47.1%
[2] Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime during 1Q23 increased by 4.3% to 1.5 million tons, mainly leveraged by the significant growth of bulk cement that maintain the positive trend on the back of Concrete and Distributors growth supported by private construction and public works. Sales of bagged cement showed a contraction YoY in the quarter, although maintaining a solid level.

Regarding the volume of the Concrete segment, it registered an increase of 26.2% YoY. The volume of concrete continues the upwards trend. The segment remains as one of the pillars of the growth in bulk cement shipments. The Concrete segment growth was mainly supported by demand from the private sector, coupled with an increase in public works. Likewise, Aggregates segment showed a sharp increase of 47.1% YoY, driven mainly by the Concrete sector and sustained by the good production and logistics performance.

On the other hand, the volumes of the Railway segment experienced a contraction of 7.4% compared to the same quarter of 2022, where the strong transported volumes of aggregates partially offset the decrease in cement and fracsand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022	% Chg.
Net revenue	40,590	39,449	2.9%
Cost of sales	(29,447)	(26,287)	12.0%
Gross profit	11,143	13,162	-15.3%
Share of loss of associates	-	-	n/a
Selling and administrative expenses	(3,660)	(3,732)	-1.9%
Other gains and losses	(102)	61	n/a
Impairment of property, plant and equipment	-	-	n/a
Tax on debits and credits to bank accounts	(434)	(391)	11.0%
Finance gain (cost), net
Gain on net monetary position	7,337	1,212	505.6%
Exchange rate differences	(3,125)	(690)	352.7%
Financial income	1,311	642	104.3%
Financial expense	(5,542)	(711)	679.0%
Profit (Loss) before taxes	6,928	9,552	-27.5%
Income tax expense
Current	(1,537)	(3,866)	-60.2%
Deferred	(183)	717	n/a
Net profit (Loss)	5,208	6,403	-18.7%

Net Revenues

Net revenue increased 2.9% to Ps. 40,590 million in 1Q23, from Ps. 39,449 million in the comparable quarter last year, where the good top line performance of Concrete and Aggregates was partially offset with the decline in Cement and Railroad.

Cement, masonry cement and lime segment was down 3.5% YoY, with volumes expanding 4.3% that partially offset the softer price dynamics.

Concrete registered an increase in its topline of 32.8% compared with 1Q22, sustained by a 26.2% increase in volume, coupled with an improvement in prices. The Aggregates segment recorded a sharp increase in revenues of 65.3%, supported by a volume increase of 47.1% YoY and positive price performance.

Railroad revenues decreased 5.7% in 1Q23 compared to the same quarter of 2022, where the transported volume decrased 7.4% in the quarter, affected by the decrease in transported volumes of fracsand and cement, partially compensated by the better performance of aggregates. The effect of lower volumes was partially compensated by a positive price performance, despite the effect of the decrease in transported volumes of fracsand that affects the price performance due to its impact on the average transported distance.

Cost of sales, and Gross profit

Cost of sales increased 12.0% YoY, reaching Ps. 29,447 million in 1Q23, mainly due to the increase in sales volumes of the Cement and Concrete segments. Regarding Cement cost of sales, the increase was mainly because of higher thermal energy costs driven by the stimulus plans to increase natural gas production and higher freights. These effects saw their impact softened by lower electrical energy inputs and lower depreciation.

Gross Profit registered a decline of 15.3% YoY to Ps. 11,143 million in 1Q21, from Ps. 13,162 million in 1Q22, with a gross profit margin that contracted 591 basis points YoY to 27.5%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 1Q23 decreased by 1.9% YoY to Ps. 3,660 million, from Ps. 3,732 million in 1Q22, mainly due to a decrease in salaries and freights, partially compensated with an increase in marketing expenses. As a percentage of sales, SG&A showed a decrease against 1Q22 of 44 basis points, reaching 9.0%.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	5,208	6,403	-18.7%
(+) Depreciation and amortization	3,254	3,756	-13.4%
(+) Tax on debits and credits to bank accounts	434	391	11.0%
(+) Income tax expense	1,721	3,149	-45.4%
(+) Financial interest, net	3,279	(429)	n/a
(+) Exchange rate differences, net	3,125	690	352.7%
(+) Other financial expenses, net	952	498	91.0%
(+) Gain on net monetary position	(7,337)	(1,212)	505.6%
(+) Share of profit (loss) of associates	-	-	n/a
(+) Impairment of property, plant and equipment	-	-	n/a
Adjusted EBITDA	10,636	13,247	-19.7%
Adjusted EBITDA Margin	26.2%	33.6%	-738 bps

Adjusted EBITDA decreased 19.7% YoY in the first quarter of 2023 to Ps. 10,636 million from 13,247 million in the same period of the previous year, mainly affected by lower adjusted EBITDA generated by our cement business. The better performance of the Aggregates segment partially compensated the decrease of the other businesses.

Likewise, the Adjusted EBITDA margin contracted 738 basis points to 26.2% compared to 33.6% in 1Q22, mainly due to the compression of the cement margin and the higher incidence of other businesses with lower margins, due to the increase in their activity levels.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 625 bps to 31.2%, mainly due to a lower price performance and an increase in costs driven by higher thermal energy inputs and higher freights costs, partially compensated by lower electrical energy inputs.

Concrete Adjusted EBITDA margin contracted 33 bps, and stood in a negative 1.2%, from negative 0.8% in 1Q22, where the good performance in price and volumes couldn’t compensate the increase in costs, mainly impacted by aggregates and freights.

The Adjusted EBITDA margin of Aggregates jumped to 17.6%, from a negative 4.6% in 1Q22, mainly leveraged on the strong increase in volume that allowed a better dilution of fixed costs and a good price performance.

Finally, the Adjusted EBITDA margin of the Railroad segment contracted 715 bps to negative 1.2% in the first quarter, from 5.9% in 1Q22, principally affected by costs increase and lower transported volumes, partially compensated by positive price performance.

Finance Costs-Net

Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022	% Chg.
Exchange rate differences	(3,125)	(690)	352.7%
Financial income	1,311	642	104.3%
Financial expense	(5,542)	(711)	679.0%
Gain on net monetary position	7,337	1,212	505.6%
Total Finance Gain (Cost), Net	(19)	452	n/a

During 1Q23, the Company reported a total net financial cost of Ps. 19 million compared to a total net financial gain of Ps. 452 million in 1Q22, where the positive effect of the result on the monetary position partially compensated the increase of the net financial expense, due to the higher debt position, and the higher negative effect of the exchange rate.

Net Profit and Net Profit Attributable to Owners of the Company

Net Gain of Ps. 5,208 million in 1Q23 compared to a Net Gain of Ps. 6,403 million in the same period of the previous year, where the lower operational result and the higher financial cost was partially compensated by positive income tax effect.

Net Gain Attributable to Owners of the Company stood at Ps. 5,272 million. During the quarter, the Company reported a gain per common share of Ps. 9.0337 and an ADR gain of Ps. 45.1686, compared to earnings per common share of Ps. 11.0456 and earnings per ADR of Ps. 55.2280 in 1Q23.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,		As of December, 31
	2023	2022	2022

Total Debt	42,277	1,934	25,284
- Short-Term Debt	8,870	1,304	13,257
- Long-Term Debt	33,406	630	12,027
Cash, Cash Equivalents and Investments	(19,419)	(10,009)	(5,978)
Total Net Debt	22,858	(8,075)	19,306
Shareholder's Equity	146,384	168,926	141,145
Capitalization	188,661	170,860	166,430
LTM Adjusted EBITDA	50,154	53,168	52,765
Net Debt /LTM Adjusted EBITDA	0.46x	-0.15x	0.37x

As of March 31, 2023, total Cash, Cash Equivalents, and Investments were Ps. 19,419 million compared with Ps. 10,009 million as of March 31, 2022. Total debt at the close of the quarter stood at Ps. 42,277 million, composed by Ps. 8,870 million in short-term borrowings, including the current portion of long-term borrowings (or 21.0% of total borrowings), and Ps. 33,406 million in long-term borrowings (or 79.0% of total borrowings). In the quarter the company issued a domestic bond in the total principal amount of Ps. 25.6 billion with maturity in 3Q24. The proceeds of the issuance were primarily used for refinancing the debt in Pesos and working capital.

At the close of the first quarter of 2023, 30.1% (or Ps. 12,725 million) of Loma Negra’s total debt was denominated in U.S. dollars (and a not material amount in Euros), and 69.7% (or Ps. 9,925 million) was in Pesos. The average duration of Loma Negra’s total debt was 1.2 years.

As of March 31, 2023, 99.6% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on Libor, while the portion in Argentine pesos principally accrued interest based on BADLAR. The remaining 0.4% accrues interest at a fixed rate in foreign currency.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.46x as of March 31, 2023, from 0.37x as of December 31, 2022, as a result of an increase in the debt, partially compensated by our strong cash generation.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	5,208	6,403
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	11,674	7,316
Changes in operating assets and liabilities	(12,239)	(8,109)
Net cash generated by operating activities	4,643	5,611

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	101	113
Property, plant and equipment, Intangible Assets, net	(1,764)	(1,289)
Contributions to Trust	(95)	(68)
Net cash (used in) investing activities	(1,759)	(1,243)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	16,730	(3,800)
Dividends paid	(4,262)	-
Share repurchase plan	-	(1,244)
Net cash generated by (used in) by financing activities	12,467	(5,044)

Net increase (decrease) in cash and cash equivalents	15,352	(677)
Cash and cash equivalents at the beginning of the year	5,978	7,839
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,059)	(1,070)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	147	966
Cash and cash equivalents at the end of the period	19,419	7,058

In 1Q23, our operating cash generation stood at Ps. 4,354 million, compared to Ps. 5,611 million in the same period of the previous year, where the increase in the net profit adjusted to reconcile to net cash provided by operating activities partially compensated the negative effect of the changes in operating assets and liabilities.

During 1Q23, the Company generated cash in financing activities for Ps. 12,467 million, mainly due to the issuance of the Class 1 bond with the consequent cancellation of the short-term debt in Pesos, and the dividend payment. Regarding cash used in investing activities, the Company used a total of Ps. 1,470 million, mainly due to maintenance capex.

Dividends Distribution

On December 27, 2022, the board of directors approved the payment of dividends for a total amount of Ps. 3,500 million equivalents to Ps. 5.99 per outstanding share (Ps. 29.98 per ADS), through the partial allocation of funds from the Reserve for Future Dividends. The total amount of dividends was distributed in January 2023.

Domestic Bond Issuance

On February 22, 2023, the Company issued its Class 1 of domestic bonds in the total principal amount of Ps. 25.6 billion. Terms of the issue are as outlined below.

Amount of Issue	Ps. 25,636 million
Issue Price	100% of principal amount
Interest rate	BADLAR +2% per annum
Interest payments	quarterly
Maturity	Bullet - 18 months

Recent Events

Dividends Distribution

On May 2, 2023, the board of directors approved the partial withdraw of the Reserve for Future Dividends in the amount of Ps. 22,200 million and to distribute dividends in kind as follows: 25,590,778,098 National Treasury Bills of the Argentine Republic in Pesos at a discount maturing on July 30, 2023 (“LEDE” S30J3 – ISIN ARARGE520D98), at a ratio of 43.86 Treasury Bills per outstanding share (219.29 Treasury Bills per ADR). The dividend distribution will be made available pursuant to the terms detailed in the Notice of Payment.

1Q23 Earnings Conference Call

When:        10:00 a.m. U.S. ET (11:00 a.m. BAT), May 8, 2023
Dial-in:       0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:   Loma Negra Call
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=fq8RnRst
Replay:       A telephone replay of the conference call will be available between May 9, 2023, at 1:00 pm U.S. E.T. and ending on May 15, 2023. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 2353704. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,
	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	185,303	186,824
Right to use assets	1,202	1,279
Intangible assets	553	572
Investments	12	12
Goodwill	124	124
Inventories	9,553	7,767
Other receivables	1,159	1,365
Total non-current assets	197,907	197,943
Current assets
Inventories	24,980	24,838
Other receivables	5,802	7,121
Trade accounts receivable	11,304	11,106
Investments	18,139	5,169
Cash and banks	1,279	809
Total current assets	61,504	49,044
TOTAL ASSETS	259,412	246,987
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	46,217	46,186
Reserves	92,362	92,362
Retained earnings	7,632	2,360
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	146,211	140,908
Non-controlling interests	173	237
TOTAL SHAREHOLDER'S EQUITY	146,384	141,145
LIABILITIES
Non-current liabilities
Borrowings	33,406	12,027
Accounts payables	-	-
Provisions	1,604	1,591
Salaries and social security payables	69	115
Debts for leases	876	953
Other liabilities	167	200
Deferred tax liabilities	40,318	40,135
Total non-current liabilities	76,442	55,022
Current liabilities
Borrowings	8,870	13,257
Accounts payable	17,299	21,546
Advances from customers	1,793	2,144
Salaries and social security payables	5,000	5,413
Tax liabilities	3,018	3,549
Debts for leases	324	344
Other liabilities	282	4,567
Total current liabilities	36,586	50,820
TOTAL LIABILITIES	113,027	105,842
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	259,412	246,987

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022	% Change
Net revenue	40,590	39,449	2.9%
Cost of sales	(29,447)	(26,287)	12.0%
Gross Profit	11,143	13,162	-15.3%
Share of loss of associates	-	-	n/a
Selling and administrative expenses	(3,660)	(3,732)	-1.9%
Other gains and losses	(102)	61	n/a
Impairment of property, plant and equipment	-	-	n/a
Tax on debits and credits to bank accounts	(434)	(391)	11.0%
Finance gain (cost), net
Gain on net monetary position	7,337	1,212	505.6%
Exchange rate differences	(3,125)	(690)	352.7%
Financial income	1,311	642	104.3%
Financial expenses	(5,542)	(711)	679.0%
Profit (loss) before taxes	6,928	9,552	-27.5%
Income tax expense
Current	(1,537)	(3,866)	-60.2%
Deferred	(183)	717	n/a
Net Profit (Loss)	5,208	6,403	-18.7%
Net Profit (Loss) for the period attributable to:
Owners of the Company	5,272	6,473	-18.6%
Non-controlling interests	(64)	(70)	-8.5%
NET PROFIT (LOSS) FOR THE PERIOD	5,208	6,403	-18.7%
Earnings per share (basic and diluted):	9.0337	11.0456	-18.2%

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	5,208	6,403
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,721	3,149
Depreciation and amortization	3,254	3,756
Provisions	457	248
Exchange rate differences	2,178	270
Interest expense	4,199	(140)
Loss on transactions with securities	-	-
Gain on disposal of property, plant and equipment	29	(31)
Impairment of property, plant and equipment	-	-
Impairment of trust fund	(194)	65
Share-based payment	31	-
Changes in operating assets and liabilities
Inventories	(1,867)	(2,375)
Other receivables	1,479	69
Trade accounts receivable	(2,483)	(1,449)
Advances from customers	(157)	(795)
Accounts payable	(532)	(1,050)
Salaries and social security payables	430	595
Provisions	(65)	(81)
Tax liabilities	(890)	246
Other liabilities	269	10
Gain on net monetary position	(7,337)	(1,212)
Income tax paid	(1,086)	(2,066)
Net cash generated by (used in) operating activities	4,643	5,611

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	101	113
Proceeds from disposal of Property, plant and equipment	74	3
Payments to acquire Property, plant and equipment	(1,806)	(1,292)
Payments to acquire Intangible Assets	(32)	(0)
Acquire investments	-	-
Proceeds from maturity investments	-	-
Contributions to Trust	(95)	(68)
Net cash generated by (used in) investing activities	(1,759)	(1,243)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from non-convertible negotiable obligations	27,604	-
Proceeds from borrowings	1,873	1,813
Interest paid	(2,836)	(283)
Dividends paid	(4,262)	-
Debts for leases	(95)	(57)
Repayment of borrowings	(9,817)	(5,273)
Share repurchase plan	-	(1,244)
Net cash generated by (used in) financing activities	12,467	(5,044)
Net increase (decrease) in cash and cash equivalents	15,352	(677)
Cash and cash equivalents at the beginning of the period	5,978	7,839
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,059)	(1,070)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	147	966

Cash and cash equivalents at the end of the period	19,419	7,058

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2023	%	2022	%
Net revenue	37,955	100.0%	18,263	100.0%
Cement, masonry cement and lime	33,145	87.3%	16,180	88.6%
Concrete	3,688	9.7%	1,379	7.6%
Railroad	2,960	7.8%	1,548	8.5%
Aggregates	1,247	3.3%	376	2.1%
Others	173	0.5%	151	0.8%
Eliminations	(3,257)	-8.6%	(1,370)	-7.5%
Cost of sales	23,312	100.0%	10,847	100.0%
Cement, masonry cement and lime	19,049	81.7%	8,958	82.6%
Concrete	3,572	15.3%	1,312	12.1%
Railroad	2,827	12.1%	1,478	13.6%
Aggregates	990	4.2%	375	3.5%
Others	131	0.6%	94	0.9%
Eliminations	(3,257)	-14.0%	(1,370)	-12.6%
Selling, admin. expenses and other gains & losses	3,322	100.0%	1,667	100.0%
Cement, masonry cement and lime	2,878	86.6%	1,467	88.0%
Concrete	147	4.4%	67	4.0%
Railroad	213	6.4%	84	5.0%
Aggregates	10	0.3%	4	0.2%
Others	73	2.2%	45	2.7%
Depreciation and amortization	797	100.0%	594	100.0%
Cement, masonry cement and lime	666	83.5%	454	76.4%
Concrete	16	2.0%	11	1.8%
Railroad	89	11.2%	122	20.5%
Aggregates	25	3.2%	7	1.1%
Others	1	0.1%	1	0.2%
Adjusted EBITDA	12,118	100.0%	6,343	100.0%
Cement, masonry cement and lime	11,883	98.1%	6,208	97.9%
Concrete	(16)	-0.1%	11	0.2%
Railroad	9	0.1%	107	1.7%
Aggregates	271	2.2%	3	0.0%
Others	(29)	-0.2%	14	0.2%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(1,483)		6,904
Depreciation and amortization	(3,254)		(3,756)
Tax on debits and credits banks accounts	(434)		(391)
Finance gain (cost), net	(19)		452
Income tax	(1,721)		(3,149)
Share of profit of associates	-		-
Impairment of property, plant and equipment	-		-
NET PROFIT (LOSS) FOR THE PERIOD	5,208		6,403

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 5, 2023	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer